OASMIA PHARMACEUTICAL AB LETTERHEAD

July 6, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn:       Jeffrey P. Riedler

Assistant Director

Re:	Oasmia Pharmaceutical AB

Amendment No. 2 to Draft Registration Statement on Form F-1

Submitted June 12, 2015

CIK No. 0001607245

Dear Mr. Riedler:

Oasmia Pharmaceutical AB (the “Company”) hereby submits responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated June 25, 2015 (the “Comment Letter”) relating to the Registration Statement on Form F-1 (“Form F-1”) referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 3 to the Form F-1 (the “Amended F-1”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Price Range of the Ordinary Shares, page 38

Comment No. 1. Please refer to your table for the Frankfurt Stock Exchange. As one euro is worth more than one dollar, we expect that the U.S. dollar amounts expressed in the table should be higher than the euro values and in reasonable line with the dollar amounts in your table on page 38 for the Nasdaq Stockholm. Please revise to correct the translation of euro amounts into dollars. In addition, it appears that the U.S. Dollar share prices disclosed on the cover page were translated using the foreign exchange rates as of May 29, 2015 and not June 5, 2015. Please revise.

Response No. 1. Your comment has been complied with; please see page 40.

Use of Proceeds, page 40

Comment No. 2. If the company has specific purposes in mind for the use of proceeds, Item 504 of Regulation S-K requires disclosure of the approximate amount intended to be used for each such purpose. This is required even if, as you state, management will have broad discretion over the uses of the net proceeds in this offering and investors will be relying on the judgment of management regarding the application of the net proceeds. Please amend your disclosure to include the following:

•	the estimated amount of proceeds you plan to allocate for each planned clinical trial by product candidate and indication. Additionally, please expand your disclosure to state the extent of completion of your planned clinical trials that you expect to reach using the allocated proceeds; and

•	the estimated amount of proceeds you plan to allocate to fund production development by product or product candidate.

Response No. 2. Your comment has been complied with; please see page 43.

Selected Consolidated Financial Data, page 45

Comment No. 3. The amounts for weighted average number of shares for the years ended April 30, 2014 and 2013 do not agree with page 6. Please revise.

Response No. 3. Your comment has been complied with; please see page 48.

Notes to the Consolidated Financial Statements

Intangible assets, page F-9

Comment No. 4. Please refer to your response to comment 8. Please include your proposed revised disclosure in your next amendment.

Response No. 4. Your comment has been complied with; please see page F-11.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (46) 1850 5440 or our counsel Gregory Sichenzia or Henry Nisser at (212) 930-9700.

Very truly yours,

/s/ Julian Aleksov

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